UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63224/November 2, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14087

In the Matter of		
	:	
ANDAIN, INC.,	:	ORDER MAKING FINDINGS
AQUEST MINERALS CORP.	:	AND REVOKING REGISTRA-
(N/K/A ANDERSON ENERGY LTD.),	:	TIONS BY DEFAULT AS
ARIEL RESOURCES, LTD.,	:	TO FIVE RESPONDENTS
ASENSIA, INC.,	:	
ATG, INC.,	:	
AUDRE RECOGNITION SYSTEMS, INC.	:	
(A/K/A EXTR@ACT, INC.),[1]	:	
AXIS.COM, INC., and	:	
AZTEK TECHNOLOGIES, INC.	:	
(N/K/A AZTEK RESOURCE DEVELOPMENT, INC.)	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on October 7, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that the eight Respondents have securities registered with the Commission and have not filed required periodic reports. All Respondents were served with the OIP by October 18, 2010. No Respondent has filed an Answer due within ten days of service of the OIP. See OIP at 4; 17 C.F.R. § 201.220(b).

Counsel for Andain, Inc., Aquest Minerals Corp. (n/k/a Anderson Energy Ltd.), and Aztek Technologies, Inc. (n/k/a Aztek Resource Development, Inc.), participated in the telephonic prehearing conference on October 28, 2010. Counsel and the Division of Enforcement expect that these three Respondents will enter Offers of Settlements that the Commission will accept.

I find the remaining five Respondents in default because each has not filed an Answer, did not participate in the prehearing conference, and has not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Based on these facts, I find the following allegations in the OIP to be true as to them. See 17 C.F.R. § 201.155(a).

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[1] In EDGAR and in the OIP at page 2, the name is eXtr@ct, Inc.

Findings of Fact and Conclusions of Law

Ariel Resources Ltd. (Ariel Resources), Central Index Key (CIK) No. 817398,[2] is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ariel Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2001, which reported a deficit at the end of the year of over $10.7 million.

Asensia, Inc. (Asensia), CIK No. 1353488, is a delinquent Delaware corporation located in Big Sky, Montana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asensia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2007, which reported a net loss of over $250 million for the prior twelve months.

ATG Inc. (ATG), CIK No. 1054000, is a suspended California corporation located in Hayward, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ATG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of over $1 million for the prior six months. On December 3, 2001, ATG filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on April 3, 2009. As of October 5, 2010, ATG's stock (symbol "ATGCQ") was traded on the over-the-counter markets.

The most recent filing of Audre Recognition Systems, Inc. (a/k/a eXtr@ct, Inc.) (Audre), CIK No. 811206, which has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g), is a Form 8-K filed August 30, 1996, and states that it is a Canadian company located in San Diego, California.[3] Audre is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 1995, which reported a net loss of $422,802 for the prior three months. As of October 5, 2010, Audre's stock (symbol "XTRC") was traded on the over-the-counter markets.

Axis.com, Inc. (Axis.com), CIK No. 1122105, is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Axis.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $3,500 since Axis.com's August 4, 2000, inception.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if

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[2] Ariel has a second CIK No. 926199.

[3] The OIP states that Audre is a Delaware corporation located in Escondido, California.

they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Ariel Resources, Asensia, ATG, Audre, and Axis.com have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that it is both necessary and appropriate to revoke the registration of each class of the registered securities of Ariel Resources, Asensia, ATG, Audre, and Axis.com.

Order

I ORDER that the registration of each class of registered securities of Ariel Resources Ltd., Asensia, Inc., ATG Inc., Audre Recognition Systems, Inc. (a/k/a eXtr@ct, Inc.), and Axis.com, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge